                                                               Exhibit 99 (a)(1)

                           OFFER TO PURCHASE FOR CASH

                     UP TO 5,000,000 SHARES OF COMMON STOCK
                                       OF

                         CAPSTEAD MORTGAGE CORPORATION
                                       AT
                              $8.00 NET PER SHARE
                                       BY

                                FORTRESS CAP LLC

  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
          TIME, ON FRIDAY, JUNE 9, 2000, UNLESS THE OFFER IS EXTENDED.

    FORTRESS CAP LLC, A DELAWARE LIMITED LIABILITY COMPANY, HEREBY OFFERS TO PURCHASE UP TO 5,000,000 SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE OF CAPSTEAD MORTGAGE CORPORATION AT A PURCHASE PRICE OF $8.00 PER SHARE, NET TO THE SELLER IN CASH, WITHOUT INTEREST. THE NUMBER OF SHARES AND THE PRICE PER SHARE HAVE BEEN ADJUSTED FOR THE 1-FOR-2 REVERSE SPLIT OF CAPSTEAD'S COMMON STOCK, EFFECTIVE AT THE CLOSE OF BUSINESS ON MAY 8, 2000. SHARES MUST BE TENDERED ON THE TERMS AND SUBJECT TO THE CONDITIONS SET FORTH IN THIS DOCUMENT AND IN THE RELATED LETTER OF TRANSMITTAL. ALL SHARES PROPERLY TENDERED AND NOT PROPERLY WITHDRAWN WILL BE PURCHASED AT THE PURCHASE PRICE, UPON THE TERMS AND SUBJECT TO THE CONDITIONS OF THE OFFER, INCLUDING THE PRORATION PROVISIONS DESCRIBED HEREIN.

    FORTRESS CAP LLC RESERVES THE RIGHT, IN ITS SOLE DISCRETION, TO PURCHASE MORE THAN 5,000,000 SHARES PURSUANT TO THE TENDER OFFER. SHARES NOT PURCHASED BECAUSE OF THE PRORATION PROVISIONS WILL BE PROMPTLY RETURNED. SEE SECTION 4.

    THE TENDER OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE TENDER OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE
SECTION 15.

    Tendering holders of common stock will not be obligated to pay brokerage commissions, solicitation fees, or, upon the terms and subject to conditions of the offer, stock transfer taxes on the purchase of shares of common stock by Fortress Cap LLC. However, any tendering stockholder or other payee required to complete a Letter of Transmittal who fails to complete fully and sign the box captioned "Substitute Form W-9" included in the Letter of Transmittal may be subject to a required tax withholding of 31% of the gross proceeds paid to the stockholder or other payee pursuant to the tender offer. Fortress Cap LLC will pay all charges and expenses of Norwest Bank Minnesota, N.A., the Depositary, Merrill Lynch & Co., the Dealer Manager, and Corporate Investor Communications, Inc., the Information Agent, incurred in connection with the tender offer.

    Tenders pursuant to the tender offer may be withdrawn at any time prior to 12:00 Midnight, June 9, 2000, the expiration date of the tender offer, and if not yet accepted for payment, after July 10, 2000.

    The common stock is listed for trading on the New York Stock Exchange under the symbol "CMO." On May 11, 2000, the most recent practicable date prior to the announcement of the offer, the closing per share price of the common stock, as reported on the NYSE, was $6.44. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES. See Section 7.

    THE DISINTERESTED MEMBERS OF THE BOARD OF DIRECTORS OF CAPSTEAD HAVE APPROVED THE MAKING OF THE TENDER OFFER. YOU MUST, HOWEVER, MAKE YOUR OWN DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER. NONE OF CAPSTEAD, ITS BOARD OF DIRECTORS OR THE DEALER MANAGER MAKES ANY RECOMMENDATION TO YOU WITH RESPECT TO THE TENDER OFFER, AND NO PERSON HAS BEEN AUTHORIZED BY CAPSTEAD OR ITS BOARD OF DIRECTORS TO MAKE ANY SUCH RECOMMENDATIONS. DIRECTORS AND EXECUTIVE OFFICERS OF CAPSTEAD HAVE AGREED NOT TO PARTICIPATE IN THE TENDER OFFER.

    YOU SHOULD EVALUATE CAREFULLY ALL OF THE INFORMATION CONTAINED OR REFERRED TO IN THIS DOCUMENT AND MAKE YOUR OWN DECISION WHETHER TO TENDER SHARES PURSUANT TO THE TENDER OFFER. YOU ARE URGED TO CONSULT A TAX ADVISOR CONCERNING ANY FEDERAL, STATE, LOCAL, OR FOREIGN TAX CONSEQUENCES OF A SALE OF COMMON STOCK PURSUANT TO THE TENDER OFFER.

                                   IMPORTANT

    Any stockholder wishing to tender shares in the tender offer must (1) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary together with certificates representing the shares tendered or follow the procedure for book-entry transfer set forth in Section 4 hereof or (2) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. A stockholder whose shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if such stockholder wishes to tender such shares.

    Any stockholder who wishes to tender shares and cannot deliver certificates representing such shares and all other required documents to the Depositary prior to the expiration of the tender offer or who cannot comply with the procedures for book-entry transfer on a timely basis may tender such shares pursuant to the guaranteed delivery procedure set forth in Section 4 hereof.

    Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent at its address and telephone number set forth on the back cover of this Offer to Purchase. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

                  The Dealer Manager for the Tender Offer is:
                              MERRILL LYNCH & CO.
May 12, 2000

                               TABLE OF CONTENTS

                                                                     PAGE
                                                                     ----
SUMMARY TERM SHEET.................................................    1
INTRODUCTION.......................................................    4
THE TENDER OFFER...................................................    6
   1.  Terms of the Offer..........................................    6
   2.  Priority of Purchase; Proration.............................    7
   3.  Acceptance for Payment and Payment for Shares...............    8
   4.  Procedures for Accepting the Offer and Tendering Shares.....    9
   5.  Withdrawal Rights...........................................   11
   6.  Certain United States Federal Income Tax Consequences.......   12
   7.  Price Range of Shares; Dividends............................   13
   8.  Certain Information Concerning Capstead.....................   13
   9.  Certain Information Concerning the Purchaser................   17
  10.  Source and Amount of Funds..................................   17
  11.  Background of the Offer; Past Contacts or Negotiations with    17
       Capstead....................................................
  12.  Purpose of the Offer; Plans for Capstead....................   18
  13.  Certain Effects of the Offer................................   19
  14.  Dividends and Distributions.................................   19
  15.  Certain Conditions of the Offer.............................   19
  16.  Certain Legal Matters; Regulatory Approvals.................   21
  17.  Fees and Expenses...........................................   21
  18.  Miscellaneous...............................................   22
SCHEDULE I
Directors and Executive Officers of Fortress Investment Group
  LLC..............................................................  I-1

                               SUMMARY TERM SHEET

     Fortress Cap LLC is offering to purchase up to 5,000,000 shares of the outstanding common stock of Capstead Mortgage Corporation at $8.00 net per share in cash. The following are some of the questions you, as a stockholder of Capstead, may have and answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal because the information in this summary term sheet is provided solely for your convenience and is qualified by reference to the full text and more specific details in the remainder of this Offer to Purchase and the Letter of Transmittal.

WHO IS OFFERING TO BUY MY SECURITIES?

     Our name is Fortress Cap LLC. We are a Delaware limited liability company. We currently own 5,378,000 shares of Series C Cumulative Convertible Preferred Stock of Capstead and 5,378,000 shares of Series D Cumulative Convertible Preferred Stock of Capstead. In addition, Wesley R. Edens and Robert I. Kauffman, officers and directors of affiliates of ours under common control with us, currently serve as directors of Capstead. In addition, Mr. Edens was recently appointed Chairman and Chief Executive Officer of Capstead. See Section 9 for certain information regarding us.

WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE
TENDER OFFER?

     We are seeking to purchase up to 5,000,000 shares of the outstanding common stock of Capstead. See the "Introduction" and Section 1. This number reflects the 1-for-2 reverse split of Capstead's common stock which took effect at the close of business on May 8, 2000.

HOW MUCH ARE YOU OFFERING TO PAY? WHAT IS THE FORM OF PAYMENT? WILL I HAVE TO PAY ANY FEES OR COMMISSIONS?

     We are offering to pay $8.00 per share, net to you, in cash. This price reflects the 1-for-2 reverse split of Capstead's common stock which took effect at the close of business on May 8, 2000. If you are the record owner of your shares and you tender your shares to us in the tender offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee, and your broker or nominee tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

     If all 5,000,000 shares are tendered, $40,000,000 will be required to pay for the purchase. We will obtain these funds from our indirect parent, Fortress Investment Fund LLC, which has over $750,000,000 in uninvested committed equity capital.

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE TENDER OFFER?

     Unless the tender offer is extended, you will have at least until 12:00 Midnight, New York City time, on Friday, June 9, 2000, to tender your shares in the tender offer. Further, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See Sections 1 and 4.

HOW WILL I BE NOTIFIED IF THE TENDER OFFER IS EXTENDED?

     If we extend the tender offer, we will inform Norwest Bank Minnesota, N.A., the depositary for the tender offer, of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the tender offer was scheduled to expire. See Section 1.

WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE TENDER OFFER?

     We are not obligated to purchase shares that are validly tendered if, among other things, there is a material adverse change in Capstead or its business. The tender offer is also subject to a number of other conditions, including the proration provisions, all of which may be waived at our discretion. See Section 15.

HOW DO I TENDER MY SHARES?

     To tender shares, you must deliver the certificates representing your shares, together with a completed Letter of Transmittal or a manually signed facsimile thereof and any other documents required by the Letter of Transmittal, to Norwest Bank Minnesota, N.A., the depositary for the tender offer, not later than the time the tender offer expires. If your shares are held by a broker or other nominee, the shares can be tendered by your broker or other nominee through The Depository Trust Company. If you are unable to deliver any required document or instrument to the depositary by the expiration of the tender offer, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the depositary within three New York Stock Exchange trading days of the date of execution of a Notice of Guaranteed Delivery. For the tender to be valid, however, the depositary must receive the missing items within that three trading day period. See Section 4.

UNTIL WHAT TIME MAY I WITHDRAW PREVIOUSLY TENDERED SHARES?

     You may withdraw shares at any time until the tender offer has expired and, if we have not accepted your shares for payment by July 10, 2000, you may withdraw them at any time after that date. See Section 5.

HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

     To withdraw shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the depositary while you still have the right to withdraw the shares. See Section 5.

WHAT IF MY SHARES HAVE NOT BEEN ADJUSTED FOR THE REVERSE STOCK SPLIT?

     The accompanying Letter of Transmittal also permits you to tender your shares even though you have not yet submitted them to Capstead to be adjusted for the reverse split of Capstead's common stock, which was effective at the close of business on May 8, 2000. THE LETTER OF TRANSMITTAL ACCOMPANYING THIS OFFER SHOULD NOT BE USED UNLESS YOU INTEND TO TENDER YOUR SHARES. If you do not want to tender your shares for sale to us, but wish to have your share certificates adjusted to reflect the 1-for-2 reverse split of Capstead common stock, use the documents which Capstead is sending to you under separate cover.

WHAT DOES THE CAPSTEAD BOARD OF DIRECTORS RECOMMEND REGARDING THE TENDER OFFER?

     The disinterested members of the board of directors of Capstead have approved the tender offer as a means by which we can satisfy in full a contractual obligation to acquire not less than 2,500,000 shares of common stock (such number of shares having been adjusted for the 1-for-2 reverse split of Capstead's common stock effective at the close of business on May 8, 2000) and acquire up to an additional 2,500,000 shares. If we do not acquire the 2,500,000 shares that we are obligated to acquire in the tender offer, we will seek to acquire additional shares either through open market purchases or by converting shares of our Series C and Series D Preferred Stock. Neither Capstead nor its directors makes any recommendation as to whether you should tender shares pursuant to this tender offer. You must make the decision whether to tender shares and, if so, how many shares to tender. The directors and executive officers of Capstead have agreed not to participate in the tender offer. See the "Introduction" and Section 11.

WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

     On May 11, 2000, the last trading day before we announced and commenced the tender offer, the closing per share sales price of Capstead common stock, as reported on the NYSE, was $6.44. We encourage you to obtain a recent quotation for shares of Capstead common stock in deciding whether to tender your shares. See Section 7.

WHAT ARE CERTAIN TAX CONSEQUENCES OF TENDERING SHARES?

     The receipt of cash for shares pursuant to the tender offer will be a taxable transaction for United States federal income tax purposes and possibly for state, local and foreign income tax purposes as well. In general, a stockholder who sells shares pursuant to the tender offer will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the stockholder's adjusted tax basis in the shares sold pursuant to the tender offer. If the shares exchanged constitute capital assets in the hands of the stockholder, such gain or loss will be capital gain or loss. In general, capital gains recognized by an individual will be subject to a maximum United States federal income tax rate of 20% if the shares were held for more than one year, and if held for one year or less they will be subject to tax at ordinary income tax rates. See Section 6.

WILL I HAVE TO PAY A STOCK TRANSFER TAX IF I TENDER MY SHARES?

     If you instruct the depositary in the Letter of Transmittal to make the payment for the shares to the registered holder, you will not incur any stock transfer tax.

TO WHOM MAY I SPEAK IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

     You may call Corporate Investor Communications, Inc. at (888) 568-9323 (toll free) or Merrill Lynch & Co. at (212) 236-3790 (call collect). Corporate Investor Communications Inc. is acting as the Information Agent and Merrill Lynch & Co. is acting as the Dealer Manager for our tender offer. See the back cover of this Offer to Purchase.

To the Holders of Shares of Common Stock of Capstead Mortgage Corporation:

                                  INTRODUCTION

     Fortress Cap LLC, a Delaware limited liability company (the "Purchaser"), hereby offers to purchase up to 5,000,000 outstanding shares of common stock, par value $0.01 per share, of Capstead Mortgage Corporation, a Maryland corporation ("Capstead"), at a price of $8.00 per share, net to the seller in cash (the "Purchase Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer"). The number of shares to be purchased and the Purchase Price per share reflect the 1-for-2 reverse split of the Company's common stock, which took effect at the close of business on May 8, 2000.

     The Offer is being made, in part, to satisfy in full an obligation under the Supplemental Agreement dated December 9, 1999, between an affiliate of the Purchaser and Capstead (as amended, the "Supplemental Agreement") and because the Purchaser believes that the shares are an attractive investment at the Purchase Price. Pursuant to the Supplemental Agreement, which was entered into in connection with the purchase of shares of Series C preferred stock and Series D preferred stock of Capstead (the "Series C shares" and "Series D shares," respectively), the Purchaser (or an affiliate) is obligated to acquire, subject to certain conditions which have all been satisfied, within six months from the date of Capstead's annual meeting of stockholders, held on April 20, 2000, at least 2,500,000 shares of common stock of Capstead (such number of shares having been adjusted for the reverse stock split) through, at the Purchaser's option, open market purchases, conversion of a portion of the Series C shares or Series D shares, or any combination thereof. On May 9, 2000, the disinterested members of the board of directors of Capstead approved the Offer as a means by which the Purchaser could seek to satisfy in full this obligation and acquire up to an additional 2,500,000 shares.

     Tendering stockholders who are record owners of their shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of shares by the Purchaser pursuant to the Offer. Stockholders who hold their shares through a broker or other nominee bank should consult such institution as to whether it charges any service fees. The Purchaser will pay all charges and expenses of Merrill Lynch & Co., as dealer manager (the "Dealer Manager"), Norwest Bank Minnesota, N.A., as depositary (the "Depositary"), and Corporate Investor Communications, Inc., as information agent (the "Information Agent"), incurred in connection with the Offer. See Section 17.

     THE DISINTERESTED MEMBERS OF THE BOARD OF DIRECTORS OF CAPSTEAD HAVE APPROVED THE MAKING OF THE OFFER. YOU MUST, HOWEVER, MAKE YOUR OWN DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER. NONE OF CAPSTEAD, ITS BOARD OF DIRECTORS OR THE DEALER MANAGER MAKES ANY RECOMMENDATION TO YOU WITH RESPECT TO THE OFFER, AND NO PERSON HAS BEEN AUTHORIZED BY CAPSTEAD, ITS BOARD OF DIRECTORS OR THE DEALER MANAGER TO MAKE ANY SUCH RECOMMENDATION. THE DIRECTORS AND EXECUTIVE OFFICERS OF CAPSTEAD HAVE AGREED NOT TO PARTICIPATE IN THE OFFER. THE REASONS FOR THE BOARD'S POSITION ARE SET FORTH IN CAPSTEAD'S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"), WHICH IS BEING MAILED TO STOCKHOLDERS CONCURRENTLY HEREWITH.

     YOU SHOULD EVALUATE CAREFULLY ALL OF THE INFORMATION CONTAINED OR REFERRED TO IN THIS DOCUMENT AND MAKE YOUR OWN DECISION WHETHER TO TENDER SHARES PURSUANT TO THE OFFER. YOU ARE URGED TO CONSULT A TAX ADVISOR CONCERNING ANY FEDERAL, STATE, LOCAL, OR FOREIGN TAX CONSEQUENCES OF A SALE OF SHARES PURSUANT TO THE OFFER.

     THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO THE SATISFACTION OF CERTAIN OTHER CONDITIONS. SEE SECTION 15.

     Capstead has advised the Purchaser that, as of the close of business on May 8, 2000, 22,590,431 shares of common stock were issued and outstanding and 984,754 shares of common stock were subject to stock option grants. Except for the 5,378,000 Series C and 5,378,000 Series D shares owned by the Purchaser, which are convertible on a one-half-for-one basis into an aggregate of 5,378,000 shares of common stock (after the adjustment for the reverse stock split) neither the Purchaser nor any person listed on Schedule I hereto beneficially owns any shares.

     THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                THE TENDER OFFER

1.  TERMS OF THE OFFER.

     Upon the terms and subject to the conditions of the Offer (including the proration provisions and, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the Purchaser will accept for payment and pay for all shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 5. The term "Expiration Date" means 12:00 Midnight, New York City time, on Friday, June 9, 2000, unless the Purchaser extends the period during which the Offer is open, in which event the term "Expiration Date" means the latest time and date on which the Offer, as so extended, expires.

     The Offer is conditioned upon the satisfaction of the conditions set forth in Section 15. The Purchaser may waive any or all of the conditions to its obligation to purchase shares pursuant to the Offer. If by the initial Expiration Date or any subsequent Expiration Date any or all of the conditions to the Offer have not been satisfied or waived, the Purchaser may, subject to the rules and regulations of the Securities and Exchange Commission (the "SEC"), elect to (i) terminate the Offer and return all tendered shares to tendering stockholders, (ii) waive all of the unsatisfied conditions and, subject to any required extension, purchase all shares validly tendered by the Expiration Date and not properly withdrawn or (iii) extend the Offer and, subject to the right of stockholders to withdraw shares until the new Expiration Date, retain the shares that have been tendered until the expiration of the Offer as extended. If the Purchaser accepts for payment any shares pursuant to the Offer, it will, subject to the proration provisions, accept for payment all shares validly tendered prior to the Expiration Date and not properly withdrawn, and will promptly pay for all shares so accepted for payment.

     The Purchaser may (i) extend the Offer beyond the scheduled Expiration Date if any of the conditions to the Purchaser's obligation to accept for payment and to pay for the shares are not satisfied or waived or (ii) extend the Offer for any period required by any rule, regulation or interpretation of the SEC or its staff applicable to the Offer, other than Rule 14e-5 promulgated under the Exchange Act. An extension described in clause (i) of the preceding sentence will not exceed the lesser of (a) ten business days or (b) such smaller number of days that the Purchaser reasonably believes is necessary to cause the conditions of the Offer to be satisfied.

     The rights reserved by the Purchaser by the preceding paragraph are in addition to the Purchaser's rights pursuant to Section 15. Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service.

     If the Purchaser extends the Offer or if the Purchaser is delayed in its acceptance for payment of or payment for shares or it is unable to pay for shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may retain tendered shares on behalf of the Purchaser, and such shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described herein under Section 5. However, the ability of the Purchaser to delay the payment for shares that the Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of such bidder's offer.

     If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer, other than a change in price, percentage of securities sought or inclusion of or changes to a dealer's soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. In the SEC's view, an offer should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to stockholders and, if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of ten (10) business days may be required to allow for adequate dissemination to stockholders. Accordingly, if, prior to the Expiration Date, the Purchaser increases (in excess of 2% of the issued and outstanding shares of common stock) or decreases the number of shares being sought or decreases or increases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such tenth business day.

     This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of shares of the Capstead's common stock whose names appear on Capstead's stockholder list as of May 8, 2000 and will be furnished, for subsequent transmittal to beneficial owners of shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing. Because the mailing of the Offer closely follows the effective date for the reverse stock split, which was effective at the close of business on May 8, 2000, the Letter of Transmittal accompanying this Offer also provides for the tendering of shares that have not yet been adjusted for the reverse stock split.

2.  PRIORITY OF PURCHASE; PRORATION.

     If the number of shares validly tendered and not properly withdrawn prior to the Expiration Date is less than or equal to 5,000,000 shares (or such greater number of shares as Purchaser may elect to purchase in accordance with the Offer), the Purchaser will, upon the terms and subject to the conditions of the Offer, purchase all shares so tendered. In the event of an over-subscription of the Offer, shares validly tendered and not properly withdrawn prior to the Expiration Date will be purchased on a pro-rata basis, disregarding fractions that arise as a result of such prorating, according to the number of shares tendered by each stockholder prior to the Expiration Date; provided, however, that the Purchaser reserves the right to elect to purchase any and all of the excess shares tendered; and so long as the excess number accepted by the Purchaser does not exceed two percent (2%) of the issued and outstanding shares of common stock, no extension of the Offer period and no further notice to the stockholders will be required or given. If the Purchaser elects to purchase excess tendered shares, but less than all of the tendered shares, then the shares tendered shall be purchased on a pro-rata basis, as described above.

     If proration of tendered shares is required, the Purchaser will determine the proration factor as soon as practicable following the Expiration Date. Proration for each stockholder tendering shares will be based on the ratio of the number of shares properly tendered and not properly withdrawn by such stockholder to the total number of shares properly tendered and not properly withdrawn by all stockholders. Because of the difficulty in quickly determining the number of shares properly tendered and not properly withdrawn, the Purchaser expects that it will not be able to announce the final proration factor or commence payment for any shares purchased pursuant to the Offer until approximately five (5) business days after the Expiration Date.

     For purposes of determining shares validly tendered, any shares tendered that have not been adjusted for the 1-for-2 reverse stock split, which was effective at the close of business on May 8, 2000, will be adjusted accordingly. Any fractional shares created upon adjusting the tendered shares for the reverse stock split will also be deemed to be tendered for the appropriate fractional portion of the Purchase Price.

3.  ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES.

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or earlier waiver of all the conditions to the Offer set forth in Section 15, the Purchaser will accept for payment and will pay for the number of shares as determined in accordance with Section 2 as soon as it is permitted to do so under applicable law. Subject to compliance with Rule 14e-1(c) under the Exchange Act, the Purchaser expressly reserves the right to delay payment for shares in order to comply in whole or in part with any applicable law. See Section 16.

     In all cases, payment for shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such shares (the "Share Certificates") or confirmation (a "Book-Entry Confirmation") of a book-entry transfer of such shares into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedures set forth in Section 4, (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined below) in lieu of the Letter of Transmittal and
(iii) any other documents required by the Letter of Transmittal.

     For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, shares validly tendered and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of such shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for shares accepted for payment pursuant to the Offer will be made by deposit of the aggregate Purchase Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting such payments to tendering stockholders whose shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any shares tendered pursuant to the Offer is delayed, or the Purchaser is unable to accept for payment shares tendered pursuant to the Offer, then, without prejudice to the Purchaser's rights under Section 1 hereof, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered shares, and such shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 5 and as otherwise required by Rule 14e-1(c) under the Exchange Act.

     UNDER NO CIRCUMSTANCES WILL INTEREST ON THE PURCHASE PRICE FOR SHARES BE PAID, REGARDLESS OF ANY DELAY IN MAKING SUCH PAYMENT.

     If any tendered shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more shares than are tendered, Share Certificates evidencing unpurchased shares will be returned, without expense to the tendering stockholder (or, in the case of shares tendered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 4, such shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer. Any shares tendered that have not been adjusted for the 1-for-2 reverse stock split, which was effective at the close of business on May 8, 2000, and are not accepted for payment will be adjusted for the reverse stock split prior to being returned.

     No fractional shares will be issued or returned in connection with the Offer. Any holder of fractional shares will receive cash in lieu of such fractional shares at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the Purchase Price if such shares are accepted by the Purchaser, or, if such shares are withdrawn, the cash amount paid by Capstead in connection with the adjustment for the 1-for-2 reverse stock split.

     The Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates, the right to purchase all or any portion of the shares tendered pursuant to the Offer, but any such transaction or assignment will not relieve the Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for shares validly tendered and accepted for payment pursuant to the Offer.

4.  PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES.

     Valid Tenders. In order to validly tender shares pursuant to the Offer, a tendering stockholder must either (1) properly complete and duly execute the Letter of Transmittal (or a facsimile thereof), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either the Share Certificates evidencing tendered shares must be received by the Depositary at such address or such shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (2) must comply with the guaranteed delivery procedures described below. The Letter of Transmittal also provides for the tendering of shares that have not yet been adjusted for the reverse stock split.

     The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility, to and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

     Book-Entry Transfer. The Depositary will establish an account with respect to the shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may tender shares in accordance with the Book-Entry Transfer Facility Automated Tender Offer Program ("ATOP") to the extent it is available to such participants for the shares they wish to tender by making book-entry delivery of the shares by causing the Book-Entry Transfer Facility to transfer shares into the Depositary's account in accordance with the Book-Entry Transfer Facility's procedures for transfer. A stockholder tendering through ATOP must expressly acknowledge that the stockholder has received and agreed to be bound by the Letter of Transmittal and that the Letter of Transmittal may be enforced against such stockholder. In order to tender shares by means of ATOP, the procedures for ATOP delivery must be duly and timely completed prior to 5:00 p.m. New York City time, on the day of the Expiration Date. Alternatively, nominees may also complete the Letter of Transmittal and deliver shares as provided above.

     DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (1) if the Letter of Transmittal is signed by the registered holder of the shares tendered therewith, unless such holder has completed the box entitled "Special Payment Instructions" on the Letter of Transmittal or (2) if the shares are tendered for the account of a firm that is participating in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program or by any other "eligible guarantor institution," as such term is defined in Rule 17Ad-15 under the Exchange Act (each an "Eligible Institution" and collectively "Eligible Institutions"). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made to, or a Share Certificate not accepted for payment or not tendered is to be issued in the name of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

     Guaranteed Delivery. If a stockholder desires to tender shares pursuant to the Offer and the Share Certificates evidencing such stockholder's shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such shares may nevertheless be tendered; provided that all of the following conditions are satisfied:

          (1) such tender is made by or through an Eligible Institution;

          (2) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by the Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

          (3) the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three New York Stock Exchange trading days after the date of execution of such Notice of Guaranteed Delivery.

     The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by the Purchaser.

     In the case where the Share Certificate has been previously submitted for the purpose of effecting the reverse stock split, a stockholder should deliver the Letter of Transmittal to the Depositary indicating that the shares being tendered have been previously submitted.

     In all cases, shares will not be deemed validly tendered unless a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) is received by the Depositary.

     THE METHOD OF DELIVERY OF SHARE CERTIFICATES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, RECEIPT OF A BOOK-ENTRY CONFIRMATION). IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by the Purchaser in its sole discretion, which determination shall be final and binding on all parties. The Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of the Purchaser. None of the Purchaser, Capstead, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

     Other Requirements. By executing the Letter of Transmittal as set forth above, a tendering stockholder irrevocably appoints designees of the Purchaser as such stockholder's proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such stockholder's rights with respect to the shares tendered by such stockholder and accepted for payment by the Purchaser (including, with respect to any and all other shares or other securities issued or issuable in respect of such shares on or after the date of this Offer to Purchase). All such proxies shall be considered coupled with an interest in the tendered shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts such shares for payment. Upon such acceptance for payment, all prior proxies given by such stockholder with respect to such shares (and such other shares and securities) will be revoked without further action, and no subsequent proxies may be given nor any subsequent written consent executed by such stockholder (and, if given or executed, will not be deemed to be effective) with respect thereto. The designees of the Purchaser will, with respect to the shares for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they in their sole discretion may deem proper at any annual or special meeting of the Capstead stockholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. The Purchaser reserves the right to require that, in order for shares to be deemed validly tendered, immediately upon the Purchaser's payment for such shares, the Purchaser must be able to exercise full voting rights with respect to such shares.

     The tender of shares pursuant to any one of the procedures described above will constitute the tendering stockholder's acceptance of the Offer, as well as the tendering stockholder's representation and warranty that such stockholder has the full power and authority to tender and assign the shares tendered, as specified in the Letter of Transmittal. The Purchaser's acceptance for payment of shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer.

     Backup Withholding. Under the "backup withholding" provisions of United States federal income tax law, the Depositary may be required to withhold 31% of the amount of any payments pursuant to the Offer. In order to prevent backup Federal income tax withholding with respect to payments to certain stockholders of the Purchase Price of shares purchased pursuant to the Offer, each such stockholder must provide the Depositary with such stockholder's correct taxpayer identification number ("TIN") and certify that such stockholder is not subject to backup withholding by completing the Substitute Form W-9 in the Letter of Transmittal. Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service may impose a penalty on the stockholder and payment of cash to the stockholder pursuant to the Offer may be subject to backup withholding. Stockholders surrendering shares pursuant to the Offer should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Foreign stockholders should generally complete and sign a Form W-8 Certificate of Foreign Status (a copy of which may be obtained from the Depositary) in order to avoid backup withholding. See Instruction 8 of the Letter of Transmittal.

5.  WITHDRAWAL RIGHTS.

     Tenders of shares made pursuant to the Offer are irrevocable, except that such shares may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after Monday, July 10, 2000.

     For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name, address and taxpayer identification number of the person who tendered the shares to be withdrawn, the number of shares to be withdrawn and the name of the registered holder of such shares, if different from that of the person who tendered such shares. If Share Certificates evidencing shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such shares have been tendered for the account of an Eligible Institution. If shares have been tendered pursuant to the procedure for book-entry transfer as set forth in
Section 4 hereof, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn shares.

     If the Purchaser extends the Offer, is delayed in its acceptance for payment of shares or is unable to accept shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered shares, and such shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein.

     All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding. None of the Purchaser, Capstead, the Dealer Manager, the Depositary, the Information Agent or any other person will be under duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

     Withdrawals of shares may not be rescinded. Any shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 4 hereof. All shares withdrawn will be returned after affecting the reverse stock split.

6.  CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES.

     The following is a summary of certain United States federal income tax consequences to holders whose shares are sold pursuant to the Offer. The discussion is for general information only and does not purport to consider all aspects of United States federal income taxation that may be relevant to holders of shares. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations issued thereunder, and administrative and judicial interpretations thereof, all of which are subject to change. The discussion applies only to stockholders in whose hands the shares are capital assets -- generally property held for investment -- and may not apply to shares received pursuant to the exercise of employee stock options or otherwise as compensation, or to certain types of holders of shares (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions or broker-dealers) who may be subject to special rules under the United States federal income tax laws. This discussion does not discuss the United States federal income tax consequences to a holder of shares who, for United States federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust, nor does it consider the effect of any state, local or foreign income or other tax laws.

     BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH STOCKHOLDER OF SHARES SHOULD CONSULT HIS OWN TAX ADVISOR TO DETERMINE THE APPLICABILITY OF THE RULES DISCUSSED BELOW TO SUCH HOLDER AND THE PARTICULAR TAX EFFECTS TO SUCH HOLDER OF THE OFFER, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL OR FOREIGN INCOME OR OTHER TAX LAWS, AND THE POSSIBLE EFFECT OF ANY CHANGES IN TAX LAWS.

     The receipt of cash for shares pursuant to the Offer will be a taxable transaction for United States federal income tax purposes, and, in general, a holder of shares will recognize gain or loss equal to the difference between (i) the holder's adjusted tax basis in the shares sold pursuant to the Offer and
(ii) the amount of cash received therefor. Gain or loss must be determined separately for each block of shares (i.e. shares acquired at the same cost in a single transaction) sold pursuant to the Offer. Such gain or loss will be long-term capital gain or loss if the holding period for the shares exceeds one year at the time of the sale. Long-term capital gains derived by individuals are eligible for reduced rates of taxation (generally a 20% maximum rate under current law), while the tax rate on short-term capital gains is the same as for ordinary income (currently a 39.6% maximum rate). Long-term and short-term capital gains of taxpayers that are corporations are taxed at the same rate as ordinary income (currently a 35% maximum rate). The deductibility of capital losses is restricted and, in general, may only be used to reduce capital gains to the extent thereof. However, taxpayers who are individuals may generally deduct $3,000 of capital losses annually in excess of their capital gains.

7.  PRICE RANGE OF SHARES; DIVIDENDS.

     The shares trade on the New York Stock Exchange (the "NYSE") under the symbol "CMO." The following table sets forth, for the periods indicated, the high and low sale prices per share of common stock as well as the dividends paid to stockholders for the periods indicated adjusted to give effect to the 1-for-2 reverse stock split effected by Capstead at the close of business on May 8, 2000. Share prices are as reported on the NYSE based on published financial sources.

                                                                       COMMON STOCK
                                                              -------------------------------
                                                               HIGH        LOW      DIVIDENDS
                                                              -------    -------    ---------
Fiscal Year 1998:
  First Quarter.............................................  $43.375    $37.000      $1.00
  Second Quarter............................................   43.000     15.875       1.00
  Third Quarter.............................................   16.750      4.375         --
  Fourth Quarter............................................    9.250      4.250         --
Fiscal Year 1999:
  First Quarter.............................................   12.000      8.000      $0.28
  Second Quarter............................................   12.375     10.250       0.30
  Third Quarter.............................................   11.500      7.750       0.32
  Fourth Quarter............................................    8.750      7.375       0.24
Fiscal Year 2000:
  First Quarter.............................................    9.125      7.000      $0.22
  Second Quarter (through May 11, 2000).....................    7.875      6.000         --

     On May 11, 2000, the last trading day before we announced and commenced the tender offer, the last closing price of Capstead common stock reported on the New York Stock Exchange was $6.44 per share. STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

8.  CERTAIN INFORMATION CONCERNING CAPSTEAD.

     General. Capstead Mortgage Corporation was incorporated on April 5, 1985 in Maryland and commenced operations in September 1985. Capstead's principal offices are located at 8401 North Central Expressway, Suite 800, Dallas, Texas 75225, and its telephone number is (214) 874-2323.

     Initially, Capstead structured and managed residential mortgage investments. From 1992 through 1998, Capstead also operated a residential mortgage servicing operation that was sold in December 1998. Recently, Capstead's primary business consisted of managing a leveraged portfolio of single family residential mortgage-backed securities issued by government-sponsored entities, either Fannie Mae, Freddie Mac or Ginnie Mae ("Agency Securities"). With the investment in Capstead by Fortress, the recent election of the new members of Capstead's board of directors and the appointment of Wesley R. Edens as Chairman and Chief Executive Officer of Capstead, Capstead has announced that it is modifying its investment strategy to focus on short maturity and adjustable-rate assets including, but not limited to, credit-sensitive commercial and residential mortgage-backed securities and adjustable-rate Agency Securities. Credit-sensitive mortgage securities generally earn higher yields than those typically earned on Capstead's existing mortgage assets, due largely to a higher risk of default by the underlying borrowers and, to a lesser extent, reduced liquidity.

     In connection with this modification, Capstead also announced that it intends to dispose of approximately $1.0 billion of its fixed-rate mortgage investments and approximately $1.1 billion of its medium-term and adjustable-rate securities. As a result, Capstead has stated that it anticipates recognizing a second quarter loss on the sale of these securities of $85 million to $90 million, all of which is already reflected in book value per common share at March 31, 2000. Most of these sales are expected to be completed by year-end. Pending final sale, these securities will be classified as trading securities and further changes in market value, if any, will be reflected in operating results. Capital made available because of these sales is expected to be redeployed over the next several quarters into suitable investments in keeping with the new investment strategy.

     With the recent change in leadership of Capstead, Capstead incurred non-recurring severance charges of approximately $3.4 million related to the settlement of obligations to Ronn K. Lytle, the former chairman and chief executive officer of Capstead, under the terms of a 1992 employment agreement and $225,000 related to the termination of several other employees of Capstead, which according to Capstead, will be charged to expense in the second quarter of 2000.

     Available Information. The shares are registered under the Exchange Act. Accordingly, Capstead is subject to the informational reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the SEC's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Capstead's filings are also available to the public on the SEC's Internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

     Summary Financial Information. The following summary financial information relating to Capstead has been taken from Capstead's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 filed with the SEC on March 16, 2000 and Capstead's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2000 filed with the SEC on May 5, 2000. These financial statements do not reflect the 1-for-2 reverse split of Capstead's common stock effective May 8, 2000. In addition, the results for the quarter ended March 31, 2000 do not reflect the portfolio restructuring and severance charges referred to above. More comprehensive financial information is included in Capstead's Annual Report on Form 10-K and quarterly reports on Form 10-Q and other documents filed by Capstead with the SEC, and the financial information set forth below is qualified in its entirety by reference to such reports and other documents and all of the financial statements and notes contained therein. Such reports and other documents may be examined and copies may be obtained from the offices of the SEC in the manner set forth above.

                         CAPSTEAD MORTGAGE CORPORATION

                      CONSOLIDATED STATEMENT OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                     YEAR ENDED DECEMBER 31,       QUARTER ENDED
                                                 -------------------------------     MARCH 31,
                                                   1997       1998        1999          2000
                                                 --------   ---------   --------   --------------
                                                                                    (UNAUDITED)
INTEREST INCOME:
  Mortgage securities and other investments....  $339,980   $ 311,807   $293,841      $ 84,900
  CMO collateral and investments...............   354,279     355,391    269,318        57,929
                                                 --------   ---------   --------      --------
          Total interest income................   694,259     667,198    563,159       142,829
                                                 --------   ---------   --------      --------
INTEREST AND RELATED EXPENSE:
  Borrowings under repurchase arrangements:
     Mortgage securities and other
       investments.............................   300,391     291,125    232,852        71,908
     CMO investments...........................    29,244      22,733         --            --
  Collateralized mortgage obligations..........   281,497     340,248    270,081        57,903
  Mortgage insurance and other.................     5,155       5,469      2,014           403
                                                 --------   ---------   --------      --------
          Total interest and related expense...   616,287     659,575    504,947       130,214
                                                 --------   ---------   --------      --------
          Net margin on mortgage assets and
            other investments..................    77,972       7,623     58,212        12,615
                                                 --------   ---------   --------      --------
NET MARGIN ON MORTGAGE BANKING OPERATIONS......    59,422      11,821         --            --
                                                 --------   ---------   --------      --------
OTHER OPERATING REVENUE (EXPENSE):
  Gain (loss) on sale of mortgage assets and
     related derivative financial
     instruments...............................    27,737    (245,261)     1,738            --
  Impairment on CMO investments................        --      (4,051)        --            --
  CMO administration and other.................     4,000       4,598      4,083           784
  Other operating expense......................    (9,205)     (9,494)    (6,124)       (1,729)
                                                 --------   ---------   --------      --------
          Total other operating revenue
            (expense)..........................    22,532    (254,208)      (303)         (945)
                                                 --------   ---------   --------      --------
NET INCOME (LOSS)..............................  $159,926   $(234,764)  $ 57,909      $ 11,670
                                                 ========   =========   ========      ========
Net Income (loss)..............................  $159,926   $(234,764)  $ 57,909      $ 11,670
Less cash dividends on preferred stock.........   (25,457)    (22,342)   (22,556)       (6,271)
                                                 --------   ---------   --------      --------
Net income (loss) available to common
  stockholders.................................  $134,469   $(257,106)  $ 35,353      $  5,399
                                                 ========   =========   ========      ========
NET INCOME (LOSS) PER COMMON SHARE:
  Basic........................................  $   2.62   $   (4.22)  $   0.61      $   0.11
  Diluted......................................      2.35       (4.22)      0.60          0.11
AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
  Basic........................................    51,257      60,948     58,348        48,633
  Diluted......................................    68,023      60,948     59,046        54,032

                         CAPSTEAD MORTGAGE CORPORATION

                           CONSOLIDATED BALANCE SHEET
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                               DECEMBER 31,
                                                         ------------------------     MARCH 31,
                                                            1998          1999          2000
                                                         ----------    ----------    -----------
                                                                                     (UNAUDITED)
ASSETS
  Mortgage securities and other investments............  $2,369,602    $5,408,714    $5,339,935
  CMO collateral and investments.......................   4,571,274     3,318,886     3,455,238
                                                         ----------    ----------    ----------
                                                          6,940,876     8,727,600     8,795,193
  Prepaids, receivables and other......................      59,526        48,451        46,205
  Restricted cash and cash equivalents.................      26,500         2,500         2,500
  Cash and cash equivalents............................      73,385        28,488         9,389
                                                         ----------    ----------    ----------
                                                         $7,100,287    $8,807,039    $8,853,267
                                                         ==========    ==========    ==========
LIABILITIES
  Borrowings under repurchase arrangements.............  $1,839,868    $4,872,392    $4,855,340
  Collateralized mortgage obligations..................   4,521,324     3,289,584     3,427,653
  Accounts payable and accrued expenses................      58,894        30,673        18,100
                                                         ----------    ----------    ----------
                                                          6,420,086     8,192,649     8,301,093
                                                         ----------    ----------    ----------
PREFERRED STOCK SUBJECT TO REPURCHASE
  $0.10 par value; 10,756 shares authorized, issued and
     outstanding ($52,735 aggregate repurchase
     amount)...........................................          --        50,584        50,458
                                                         ----------    ----------    ----------
STOCKHOLDERS' EQUITY
  Preferred stock -- $0.10 par value; 89,244 shares
     authorized:
     $1.60 Cumulative Preferred Stock, Series A, 374
       issued and outstanding ($6,134 aggregate
       liquidation preference).........................       5,228         5,228         5,230
     $1,26 Cumulative Convertible Preferred Stock,
       Series B, 17,298, 16,673 and 16,428 shares
       issued and outstanding ($186,951 aggregate
       liquidation preference).........................     193,196       186,248       183,503
  Common stock -- $0.01 par value; 100,000 shares
     authorized; 60,546, 56,856 and 45,358 shares
     issued and outstanding............................         605           569           454
  Paid-in capital......................................     787,677       769,617       716,700
  Accumulated deficit..................................    (305,287)     (304,568)     (299,174)
  Accumulated other comprehensive income (loss)........      (1,218)      (93,288)     (104,997)
                                                         ----------    ----------    ----------
                                                            680,201       563,806       501,716
                                                         ----------    ----------    ----------
                                                         $7,100,287    $8,807,039    $8,853,267
                                                         ==========    ==========    ==========

9.  CERTAIN INFORMATION CONCERNING THE PURCHASER.

     The Purchaser was formed in January 2000 and is wholly owned by its sole member, Fortress Registered Investment Trust, a Delaware business trust ("Fortress Trust"). Fortress Trust was established to make private equity investments in residential and commercial real estate-related assets. Fortress Trust is in turn owned by Fortress Investment Fund LLC, a Delaware limited liability company, which has over $750,000,000 in uninvested committed equity capital. The address of the Purchaser, Fortress Trust and Fortress Investment Fund LLC, is 1301 Avenue of the Americas, 42nd Floor, New York, New York 10019.

     The name, citizenship, business address, business phone number, principal occupation or employment and five-year employment history for the trustees and executive officers of Fortress Investment Group LLC, which manages Fortress Trust and Fortress Cap LLC, and certain other information are set forth in
Schedule I to this Offer to Purchase.

     Except as described in this Offer to Purchase, (1) none of the Purchaser or its affiliates nor, to the best knowledge of the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase beneficially owns or has any right to acquire, directly or indirectly, any shares and (2) none of the foregoing has effected any transaction in the shares during the past 60 days.

     Except as provided in the Supplemental Agreement described in Section 11 hereof and as otherwise described in this Offer to Purchase, none of the Purchaser or its affiliates nor, to the best knowledge of the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Capstead, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

     Except as provided in the Supplemental Agreement and as otherwise described in this Offer to Purchase, none of the Purchaser or its affiliates nor, to the best knowledge of the Purchaser, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with Capstead or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contracts, negotiations or transactions between the Purchaser or its affiliates nor, to the best knowledge of the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Capstead or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets. None of the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in
Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction of settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

10.  SOURCE AND AMOUNT OF FUNDS.

     The total amount of funds required by the Purchaser to purchase shares pursuant to the Offer is estimated to be approximately $40 million. We will obtain these funds from our indirect parent, Fortress Investment Fund LLC, which has over $750,000,000 in uninvested committed equity capital. The Purchaser neither needs nor has made any other arrangement for financing.

11.  BACKGROUND OF THE OFFER; PAST CONTACTS OR NEGOTIATIONS WITH CAPSTEAD.

     On December 9, 1999, an affiliate of the Purchaser under common control with the Purchaser, made a $51,200,000 investment in Capstead through the purchase of 5,378,000 shares of newly-created Series C

Cumulative Convertible Preferred Stock of Capstead and 5,378,000 shares of newly-created Series D Cumulative Convertible Preferred Stock of Capstead. In connection with the sale of these shares, the Capstead board of directors (i) increased its size from six to eight members, (ii) elected Wesley R. Edens, the Chairman and Chief Executive Officer of Fortress Trust and other affiliates of the Purchaser under common control with the Purchaser, and Robert I. Kauffman, the President of Fortress Trust and other affiliates of the Purchaser under common control with the Purchaser, to serve as directors of Capstead and (iii) agreed to submit to Capstead's stockholders at Capstead's annual meeting of stockholders the election of Messrs. Edens, Kauffman and Lytle and Paul M. Low, Michael G. O'Neil, Howard Rubin and Mark S. Whiting to serve as directors. Messrs. Rubin and Whiting were recommended to the nominating committee of Capstead's board of directors by Messrs. Edens and Kauffman. Mr. O'Neil was recommended to the nominating committee of Capstead's board of directors by Mr. Lytle, Capstead's Chairman and Chief Executive officer at the time, and Mr. Low, a director at the time. The Series C shares and Series D shares (including the rights and obligations associated therewith under the Supplemental Agreement) were subsequently assigned to the Purchaser.

     In connection with the purchase of the Series C shares and Series D shares, the parties entered into the Supplemental Agreement, pursuant to which the Purchaser is now obligated, subject to certain conditions which have all been satisfied, to acquire not less than 2,500,000 shares of common stock of Capstead (such number of shares having been adjusted for the 1-for-2 reverse split of Capstead's common stock effective at the close of business on May 8, 2000) within six months from the date of Capstead's annual meeting held on April 20, 2000, through, at the Purchaser's option, open market purchases, conversion of a portion of its Series C shares or Series D shares, or any combination thereof.

     On April 20, 2000, at Capstead's annual meeting of stockholders, the stockholders of Capstead elected Messrs. Edens, Kauffman, Low, Lytle, O'Neil, Rubin and Whiting to the board of directors of Capstead. Subsequent thereto, the Capstead board of directors (i) appointed Mr. Edens to the positions of Chairman and Chief Executive Officer of Capstead and (ii) appointed Mr. Lytle to the position of Vice Chairman of Capstead. On May 9, 2000 the disinterested members of the Board of Directors of Capstead approved the making of this Offer as a mechanism by which the Purchaser could satisfy its obligation in full under the Supplemental Agreement to acquire additional shares of Capstead common stock and acquire up to an additional 2,500,000 shares.

12.  PURPOSE OF THE OFFER; PLANS FOR CAPSTEAD.

     Purpose of the Offer. The purpose of the Offer is to acquire up to 5,000,000 shares of common stock to (i) satisfy in full the obligation under the Supplemental Agreement described above and (ii) acquire up to an additional 2,500,000 shares which the Purchaser believes are an attractive investment at the Purchase Price.

     Plans for Capstead. Capstead's primary business has recently consisted of managing a leveraged portfolio of Agency Securities. With the investment in Capstead by the Purchaser, the recent election of the new members of Capstead's board of directors and the appointment of Mr. Edens as Chairman and Chief Executive Officer of Capstead, Capstead has announced that it is currently modifying its investment strategy to focus on short maturity and adjustable-rate assets including, but not limited to, credit-sensitive commercial and residential mortgage-backed securities and adjustable-rate Agency Securities. Credit-sensitive mortgage securities generally earn higher yields than those typically earned on Capstead's existing mortgage assets, due largely to a higher risk of default by the underlying borrowers and, to a lesser extent, reduced liquidity.

     In connection with this modification, Capstead also announced that it intends to dispose of approximately $1.0 billion of its fixed-rate mortgage investments and approximately $1.1 billion of its medium-term and adjustable-rate securities. As a result, Capstead has stated that it anticipates recognizing a second quarter loss on the sale of these securities of $85 million to $90 million, all of which is already reflected in book value per common share at March 31, 2000. Most of these sales are expected to be completed by year-end. Pending final sale, these securities will be classified as trading securities and further changes in market value, if any, will be reflected in operating results. Capital made available because of these sales is expected to be redeployed over the next several quarters into suitable investments in keeping with the new investment strategy.

13.  CERTAIN EFFECTS OF THE OFFER.

     Market for the Shares. The purchase of shares pursuant to the Offer will reduce the number of holders of shares of Capstead common stock and the number of shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining shares held by stockholders other than the Purchaser. The Purchaser cannot predict whether the reduction in the number of shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the shares or whether such reduction would cause future market prices to be greater or less than the Purchase Price.

     Margin Regulations. The shares are currently "margin securities" under the Regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the shares. Although we do not believe that this will result, depending upon factors similar to those described above regarding the market for the shares, it is possible that, following the Offer, the shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers.

14.  DIVIDENDS AND DISTRIBUTIONS.

     The Purchaser intends to consider dividends consistent with past practices of Capstead. According to Capstead's quarterly report on Form 10-Q for the quarter ended March 31, 2000:

     "With or without this new investment strategy, the remainder of the year will likely be very difficult for Capstead from a net income and dividend perspective should the Federal Reserve continue to increase interest rates. Although the overall yield on mortgage assets is currently anticipated to increase in future quarters with the acquisition of higher yielding assets in connection with the new investment strategy and the reset of interest rates on ARM [Adjustable-Rate Mortgage] securities to levels more reflective of the current interest rate environment, borrowing rates are also expected to increase, which may further reduce net interest margins. Depending on the timing and extent of any future increases in interest rates over the next several quarters, it may be necessary to again reduce the dividend on the Company's common stock."

15.  CERTAIN CONDITIONS OF THE OFFER.

     Notwithstanding any other provision of the Offer, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to the Purchaser's obligation to pay for or return shares promptly after termination or withdrawal of the Offer), pay for, and may postpone the acceptance for payment of and payment for shares tendered, and terminate the Offer as to any shares not then paid for if at any time prior to the Expiration Date any of the following events has occurred (or shall have been determined by the Purchaser to have occurred) and, in the Purchaser's judgment makes it inadvisable to proceed with the Offer or with such acceptance for payment:

          (a) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly (i) challenges the making of the Offer, the acquisition of some or all of the shares pursuant to the Offer or otherwise relates in any manner to the Offer, or (ii) in the Purchaser's reasonable judgment, could
     (A) materially and adversely affect the business, condition (financial or other), assets, income, operations or prospects of the Purchaser and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Purchaser or any of its subsidiaries or materially impair the contemplated benefits of the Offer to the Purchaser, (B) make the acceptance for payment of, or payment for, some or all of the tendered shares illegal or otherwise restrict or prohibit consummation of the Offer or (C) delay or restrict the ability of the Purchaser, or render the Purchaser unable, to accept for payment or pay for some or all of the tendered shares;

          (b) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Purchaser or any of its subsidiaries, by any court or any authority, agency or tribunal that, in the Purchaser's reasonable judgment, would or might directly or indirectly result in any of the consequences referred to in clauses (i) or (ii) of paragraph (a) above;

          (c) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, (iv) any limitation (whether or not mandatory) by any government or governmental, regulatory or administrative agency, authority or tribunal on, or any event that, in the Purchaser's reasonable judgment, might affect, the extension of credit by banks or other lending institutions in the United States, (v) any significant decrease in the market price of the common stock or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in the reasonable judgment of the Purchaser, have a material adverse effect on the Purchaser's business condition (financial or other), assets, income, operations or prospects or the trading in the common stock,
     (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof, or
     (vii) any decline in either the Dow Jones Industrial Average or the Standard and Poor's Index of 500 Industrial Companies by an amount in excess of 10% measured from the close of business on May 11, 2000;

          (d) a tender or exchange offer for any or all of the shares of common stock of Capstead (other than the Offer), or any merger, business combination or other similar transaction with or involving Capstead or any subsidiary, shall have been proposed, announced or made by any person;

          (e)(i) any person, entity or "group" (as that term is used in Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of any class of common stock of Capstead (other than (A) any such person, entity or group who has a Schedule 13G on file with the Commission as of May 11, 2000 relating to share ownership in Capstead and does not effect a change in filing status to Schedule 13D, or (B) the acquisition of additional common stock by Fortress Cap LLC or its affiliates) or (ii) any person, entity or group shall have made a public announcement reflecting an intent to acquire Capstead or any of its subsidiaries or any of their respective assets or securities;

          (f) any change or changes shall have occurred in the business, condition (financial or other), assets, income, operations, prospects or stock ownership of the Purchaser or its subsidiaries that, in the Purchaser's reasonable judgment, is or may be material to the Purchaser or its subsidiaries;

          (g) the Purchaser determines that the consummation of the Offer and the purchase of shares of common stock may cause the common stock to be delisted from the NYSE or to be eligible for deregistration under the Exchange Act; or

          (h) the Purchaser determines that the consummation of the Offer and the purchase of shares of common stock may cause Capstead to no longer meet the necessary requirements to continue as a real estate investment trust under the Code.

     Any determination by the Purchaser concerning any events described in this section and any related judgment or decision by the Purchaser regarding the inadvisability of proceeding with the purchase of or the payment for any shares tendered shall be final and binding upon all parties. The foregoing conditions are for the sole benefit of the Purchaser and may be asserted by the Purchaser in circumstances giving rise to those conditions or may be waived by the Purchaser in whole or in part. The Purchaser's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

16.  CERTAIN LEGAL MATTERS; REGULATORY APPROVALS.

     The Purchaser is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on its examination of publicly available information filed by Capstead with the SEC and other publicly available information concerning Capstead, the Purchaser is not aware of any governmental license or regulatory permit that appears to be material to Capstead's business that might be adversely affected by the Purchaser's acquisition of shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of shares by the Purchaser as contemplated herein. Should any such approval or other action be required, the Purchaser currently contemplates that such approval or other action will be sought. While the Purchaser does not currently intend to delay acceptance for payment of shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Capstead's business, or certain parts of Capstead's business might not have to be disposed of, any of which could cause the Purchaser to elect to terminate the Offer without the purchase of shares thereunder under certain conditions. See Section 15.

17.  FEES AND EXPENSES.

     Merrill Lynch & Co. is acting as the exclusive Dealer Manager in connection with the Offer. Merrill Lynch & Co. will receive reasonable and customary compensation for its services relating to the Offer and be reimbursed for certain out-of-pocket expenses, which will be paid by the Purchaser. The Purchaser will indemnify the Dealer Manager and certain related persons against certain liabilities and expenses in connection with its engagement, including certain liabilities under the federal securities laws. Merrill Lynch & Co. has been retained by the Purchaser to render, and in the past has rendered various investment banking and other advisory services to the Purchaser, for which it has received compensation, and may render similar services to the Purchaser in the future.

     The Purchaser has retained Corporate Investor Communications, Inc. to be the Information Agent and Norwest Bank Minnesota, N.A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of shares. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer and will be reimbursed for reasonable out-of-pocket expenses, which will be paid by the Purchaser. The Purchaser will indemnify the Information Agent and the Depositary against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

     The Purchaser will not pay any fees or commissions to any broker or dealer or to any other person (other than to the Dealer Manager, the Depositary and the Information Agent) in connection with the solicitation of tenders of shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

18.  MISCELLANEOUS.

     The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of shares in such jurisdiction.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF THE PURCHASER NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

     The Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the rules and regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Capstead has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Capstead Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC (but not the regional offices of the SEC) in the manner set forth under Section 8 above.

                                          Fortress Cap LLC

May 12, 2000

                                                                      SCHEDULE I

       DIRECTORS AND EXECUTIVE OFFICERS OF FORTRESS INVESTMENT GROUP LLC

1.  DIRECTORS OF FORTRESS INVESTMENT GROUP LLC.

     The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each of the directors and executive officers of Fortress Investment Group LLC, manager of Fortress Trust and with the Purchaser. Unless otherwise indicated, the current business address of each person is 1301 Avenue of the Americas, 42nd Floor, New York, New York 10019. Unless otherwise indicated, each such person is a citizen of the United States of America and each occupation set forth opposite an individual's name refers to employment with the Purchaser.

                                           PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL
NAME AND BUSINESS ADDRESS                       POSITIONS HELD DURING THE PAST FIVE YEARS
-------------------------              ------------------------------------------------------------
WESLEY R. EDENS......................  Chief Executive Officer and Chairman since April 1998;
Fortress Investment Group LLC          Chairman and Chief Executive Officer of Impac Commercial
1301 Avenue of the Americas            Holdings, Inc. since May 1999; Head of the Global Principal
42nd Floor                             Finance group of UBS Securities LLC ("GPF"), as well as
New York, NY 10019                     Managing Director of Union Bank of Switzerland ("UBS") from
                                       May 1997 to May 1998; Principal and Managing Director of
                                       BlackRock Capital Finance LP ("BCF"), the operating
                                       subsidiary of Black Rock Asset Investors ("BAI") from
                                       October 1993.

RANDAL A. NARDONE....................  Chief Operating Officer and Secretary since February 6,
Fortress Investment Group LLC          1998; Head of structured finance and contract finance
1301 Avenue of the Americas            departments of GPF and Managing Director of UBS from May
42nd Floor                             1997 to May 1998; Principal and Managing Director of BCF and
New York, NY 10019                     BAI from 1994.

ROBERT I. KAUFFMAN...................  President since April 1998; President and a Director of
Fortress Investment Group LLC          Impac Commercial Holdings, Inc. since May 1999; Head of
1301 Avenue of the Americas            acquisitions and risk management departments of GPF as well
42nd Floor                             as a Managing Director of UBS from May 1997 to May 1998;
New York, NY 10019                     Principal and Managing Director of BCF and BAI from 1994.

ERIK P. NYGAARD......................  Chief Information Officer and Treasurer since February 6,
Fortress Investment Group LLC          1998; Head of financial engineering department of GPF as
1301 Avenue of the Americas            well as Managing Director of UBS from May 1997 to May 1998;
42nd Floor                             Principal and Managing Director of BCF and BAI from 1994.
New York, NY 10019

GREGORY F. HUGHES....................  Chief Financial Officer since August 1999; Chief Financial
Fortress Investment Group LLC          Officer of Wellsford Real Properties, Inc. from 1997 to
1301 Avenue of the Americas            1999. Chief Financial Officer of Wellsford Residential
42nd Floor                             Property Trust from 1993 to 1997.
New York, NY 10019

     Manually signed facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for shares and any other required documents should be sent or delivered by each stockholder or such stockholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of the addresses set forth below:

                        The Depositary for the Offer is:
                          NORWEST BANK MINNESOTA, N.A.

               BY MAIL:                   BY OVERNIGHT COURIER and HAND DELIVERY:
     Norwest Shareowner Services                Norwest Shareowner Services
      Reorganization Department                  Reorganization Department
            P.O. Box 64858                      161 North Concord Exchange
       St. Paul, MN 55164-0858                   South St. Paul, MN 55075

                               TELEPHONE NUMBER:
                                 (800) 468-9716

                           BY FACSIMILE TRANSMISSION:
                                 (651) 450-4163

                        CONFIRM FACSIMILE BY TELEPHONE:
                                 (651) 450-4110

Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager, at the addresses and telephone numbers set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and related materials may be obtained from the Information Agent as set forth below and will be furnished promptly at the Purchaser's expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:
                    CORPORATE INVESTOR COMMUNICATIONS, INC.
                               111 Commerce Road
                            Carlstadt, NJ 07072-2586
                         Call Toll Free (888) 568-9323
                  Banks and Brokers please call (201) 896-1900

                      The Dealer Manager for the Offer is:
                              MERRILL LYNCH & CO.
                             World Financial Center
                                  South Tower
                               New York, NY 10281
                         (212) 236-3790 (call collect)